UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Morgan Stanley Income Securities, Inc. (ICB)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

61745P874

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d–1(b)

☐ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61745P874

(1)	Names of reporting persons ICON Advisers, Inc.
(2)	Check the appropriate box if a member of a group ☐ (a) ☐ (b) (see instructions)
(3)	SEC use only
(4)	Citizenship or place of organization State of Colorado
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 233,376
(6) Shared voting power 0
(7) Sole dispositive power 233,376
(8) Shared dispositive power 244,555
(9)	Aggregate amount beneficially owned by each reporting person 477,931
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.33%
(12)	Type of reporting person (see instructions) IA

Item 1(a) Name of issuer: Morgan Stanley Income Securities, Inc.

Item 1(b) Address of issuer’s principal executive offices:

522 Fifth Avenue

New York, NY 10036

2(a) Name of person filing:

ICON Advisers, Inc.

ICON Advisers, Inc. (“ICON”) is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940. ICON is the investment advisor to 17 mutual funds (the “Funds”) and also serves as a sub-advisor to a variable annuity series fund. With respect to the Funds, ICON has sole power to vote shares and sole power to dispose of shares. With respect to the variable annuity series fund sub-advised by ICON, ICON does not have the power to vote or direct the vote but does have shared power to dispose of shares.

2(b) Address or principal business office or, if none, residence:

5299 DTC Boulevard

Suite 1200

Greenwood Village, CO 80220

2(c) Citizenship:

Colorado Corporation

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

61745P874

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 477,931.

(b) Percent of class: 5.33%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 233,376.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 233,376.

(iv) Shared power to dispose or to direct the disposition of 244,555.

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2018		ICON Advisers, Inc.

	By:	/s/ Brian D. Harding
	Name:	Brian D. Harding
	Title:	Chief Financial Officer